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18001240

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SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18958 Daisetta Street, #305
(No. and Street)

Rowland Heights (City) CA (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Tien 626-581-7658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, C.P.A.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd. #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM RMS

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

JOHN HUANG
Notary Public - California
Los Angeles County
Commission # 2227181
My Comm. Expires Dec 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maia Securities Inc

Financial Statements and Supplemental Schedules

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Director of:
Maia Securities, Inc.
18958 Daisetta Street Suite 305
Rowland Heights CA 91748

Report on the Financial Statements

I have audited the accompanying financial statements of **Maia Securities, Inc.** (the "Company") which comprise the statement of financial condition as of **December 31, 2017**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The first year-end report I audited for **Maia Securities, Inc.** was for the **December 31, 2017** year end.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maia Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

02/21/2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

MAIA SECURITIES INC.
Balance Sheet
As of December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
Cash- Checking		
Cathay Bank 6889	4,396.72	
Royal Business Bank 0676	2,798.55	
Total Cash- Checking		7,195.27
Investments - CD		
Royal Buisiness - CD (09/08/18)	266,804.47	
Total Investments - CD		266,804.47
Total Checking/Savings		273,999.74
Accounts Receivable		
Account Receivable		37,408.21
Total Accounts Receivable		37,408.21
Other Current Assets		
Dain Correspondent		63,351.86
Other Receivable		14,857.03
Prepaid Taxes		1,476.00
Total Other Current Assets		79,684.89
Total Current Assets		391,092.84
Fixed Assets		
Accumulated Amortization		-6,731.39
Accumulated Depreciation		-105,608.00
Automobile		79,358.79
Computer		28,854.24
Leasehold Improvements		6,731.39
Office Equipment		13,661.12
Office furniture & fixtures		35,291.50
Total Fixed Assets		51,557.65
Other Assets		
Deposits		3,200.00
Total Other Assets		3,200.00
TOTAL ASSETS		**445,850.49**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Expense		6,349.55
Commission Payable		44,656.75
Federal Unemployment Payable		147.00
Payroll Liabilities		15,600.55
Pension Payable		60,000.00
Total Other Current Liabilities		126,753.85
Total Current Liabilities		126,753.85
Total Liabilities		126,753.85
Equity		
Add'l Paid-in-Capital		119,765.00
Common Stock		30,819.00
Retained Earnings		1,671,956.89
S Corp. Withdrawal		-1,532,771.96
Net Income		29,327.71
Total Equity		319,096.64
TOTAL LIABILITIES & EQUITY		**445,850.49**

Maia Securities Inc

Financial Statements

Statement of Income Statement

As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales-Commission	671,393.44
Total Income	671,393.44
Expense	
Automobile Expense	669.00
Bank Service Charges	120.00
Cleaning	5,000.00
Clearance Fee	226,926.00
Commissions	115,073.05
Depreciation Expense	4,933.00
Exchange Fee	1,800.00
Income Tax- State	800.00
Insurance Expense	21,796.16
Legal & Professional Expense	12,612.33
Miscellaneous	10,755.00
Office Supplies	2,313.07
Outside Services	7,785.38
Pension Expense	60,000.00
Postage and Delivery	480.71
Professional Fees	1,161.00
Rent Expense	9,600.00
Rental Equipment	38,014.97
Salaries and Wages	88,250.00
System Access Fee	40,848.42
Taxes- Payroll	7,563.09
Taxes-Business Property	348.68
Telephone Expense	2,943.91
Travel Expense	4,000.00
Utilities	1,539.74
Total Expense	665,333.51
Net Ordinary Income	6,059.93
Other Income/Expense	
Other Income	
Interest Income	22,955.90
Other Income	311.88
Total Other Income	23,267.78
Net Other Income	23,267.78
Net Income	**29,327.71**

Maia Securities Inc
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	29,327.71
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Account Receivable	3,526.85
Other Receivable	-884.42
Prepaid Taxes	-800.00
Accrued Expense	-1,852.04
Commission Payable	-13,582.88
Federal Unemployment Payable	147.00
Payroll Liabilities	33.02
Net cash provided by Operating Activities	15,915.24
INVESTING ACTIVITIES	
Accumulated Depreciation	4,933.00
Net cash provided by Investing Activities	4,933.00
FINANCING ACTIVITIES	
S Corp. Withdrawal	-50,000.00
Net cash provided by Financing Activities	-50,000.00
Net cash increase for period	-29,151.76
Cash at beginning of period	303,151.50
Cash at end of period	**273,999.74**

The accompanying notes are an integral part of these financial statements.

Maia Securities Inc
Financial Statements
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	1,000	$ 30,819	$ 119,765	$ 189,184	$ 339,768
Net Income				29,328	29,328
Distribution				(50,000)	(50,000)
Balance, December 31, 2017	1,000	$ 30,819	$ 119,765	$ 168,512	$ 319,096

Maia Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

Note 1 – Organization and Nature of Business

Maia Securities, Inc. (the Company) was incorporated in the State of California on February 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Put and call broker or dealer or option writer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Employee Benefit Plans – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31.

In December 2008, authoritative guidance was issued that requires employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of this guidance was to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, and fair value measurements determined using significant unobservable inputs of a reconciliation of changes between the beginning and ending balances. The Company adopted the new disclosure requirements for the year ended December 31, 2008 by disclosure in footnote 11 instead of flowing the changes in benefit plan through the financial statements.

Subsequent Events - Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 21, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Assets				
Certificate of Deposit	$ 266,804	-	-	$ 266,804
Clearing Deposit	$ 63,352	-	-	$ 63,352
Total	$ 330,156			$ 330,156

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 37,408	$ 0

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2017 was $63,352.

Note 6 – Related Party

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ending December 31, 2017, the Company billed the affiliate $14,857 and the balance receivable from the affiliate at December 31, 2017 is $14,857.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 7 - Concentration of Credit Risk

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this

risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8 – Certificate of Deposit

The Company holds two certificates of deposit with a value of $266,804 at December 31, 2017. Interest at 1.14% per annum, Maturing on September 8, 2018. Certificates of Deposit are reflected as cash on the financial statements.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $238,928 which was $238,928 in excess of its required net capital of $8,454. The Company's net capital ratio was .51 to 1.

Note 10 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2017, the Company recorded $800 in California taxes.

Note 11 – Employee Benefit Plans

The Company sponsors a contributory defined benefit pension plan for qualifying employees. The amount of the annual benefit to be paid at normal retirement date is based on credited service, which varies based on participant hire dates.

Economic assumptions used to determine the benefit obligations recognized in the statements of financial position are:

Discount rate	5%
Rate of compensation increase	5%

Weighted average assumptions used to determine the net periodic benefit cost are:

Discount rate	5.19%
Expected return on plan assets	6%
Rate of compensation increase	5%

The Company is utilizing a yield curve methodology to determine its discount rate. This methodology uses a weighted average yield to determine the plan's discount rate by forecasting the plan's expected benefit payments by year.

The expected return on plan assets was derived by reviewing historical returns, preparing several models about future expected returns using the current diversified asset mix and conducting a historical study of market recoverability.

For the year ending December 31, 2017, the Company expects to contribute $ 60,000 to the defined benefit pension plan.

The following tables provide further information about the Company's pension plan:

December 31, 2017

Projected Benefit obligations	$2,700,000
Fair value of plan assets, net of plan liabilities of	$2,630,000
Net unfunded status of the plan recognized As a liability in the statement of financial positions	$ 0
Employer contributions	$ 60,000
Benefit payments	$ 0
Accumulated benefit obligation	$2,400,000
Periodic benefit cost for the year ended	$ 0

Amounts in unrestricted net assets that have not yet been recognized as a component of net periodic benefit cost compromise the following:

	Unrecognized Prior Service Cost	Actuarial Loss
Balance, December 31, 2017	$ 0	$ 0

The amounts in unrestricted net assets are expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2017 are $ 0 and $ 0, representing amortization of net prior service cost and amortization of actuarial loss, respectively.

Estimated future defined benefit pension payments reflecting expected future service for each of the five years subsequent to December 31, 2017 and in the aggregate for the five years thereafter are as follows:

Year Ending December 31,	Amount
2018	0
2019	0
2020	0
2021-22	3,000,000

There were no significant changes to the plan during the year.

Note 12 – Exemption from the SEC Rule 15c3-3

Maia Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 13 – Operating Lease Commitments

The company leased office space under a non-cancellation operating lease expiring September 16, 2017. The company subleases a portion of the office space. At December 31, 2017, future minimum lease payments were as follows:

2018 $13,600
Rent expense for the year ended December 31, 2017 is $9,600 net of share paid by affiliate.

Maia Securities Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity			$ 319,097
Non-Allowable Assets			
Property, furniture, equipment	$ 51,558		
Rent deposit	4,676		
Receivable	14,857		
Total Non-Allowable Assets		$ 71,091	
Haircuts on Securities Positions			
Securities Haircuts	$334		
Undue Concentration Charges	$290		
Total Haircuts on Securities Positions		$624-	
Net Allowable Capital			$ 247,382

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 8,454
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	8,454
Excess Net Capital	238,928

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 126,754
Percentage of Aggregate Indebtedness to Net Capital	51.11%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December31, 2017	$ 248,006
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	(334)
(Increase) Decrease in Securities Haircuts	(290)
Net Capital per Audit	$ 247,382
Reconciled Difference	

-

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31. 2017, the Company had net capital of $ 247,382 which was $238,928 in excess of its required net capital of $ 8,454. The Company's net capital ratio was 0.51 : 1 . The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is providing a supplemental report under SEA Rule17a-5(e)(4) because it is reporting more than $500,000 in gross revenue.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

James Tien
Maia Securities, Inc.
18958 Daisetta Street Suite
305
Rowland Heights, CA
91748

Dear James Tien:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Maia Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Maia Securities, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Maia Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Maia Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maia Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

02/21/2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

美亞証券
Maia Securities, Inc.

Member of FINRA. SIPC

January 12, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite
200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Maia Securities Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from 01/01/2017 through 12/31/2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Kengming Tien
C.E.O.
Maia Securities, Inc.

Date 01/12/2018

18958 Daisetta St. #305 Rowland Heights, CA 91748
Tel: (626) 581-7658 • Fax: (626) 581-7608

Maia Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Maia Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Maia Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Maia Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Maia Securities, Inc.'s management is responsible for Maia Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences ($24.60 underpayment).
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences ($10,144.22 under reported).
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

02/21/2018

21320 PROVINCIAL BOULEVARD, SUITE 100
KATY, TX 77450
(713) 252-5190

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 677

B. Less payment made with SIPC-6 filed (**exclude interest**) (356)

07/26/2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 321

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 321

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maia Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.E.O.
(Title)

Dated the 18th day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: